Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Percentage Ownership

K-Rad Consulting, LLC	100%
Med-Link USA, Inc.	100%
Western Media Acquisition Corp.	100%
(formerly Western Media Sports Holdings, Inc.)
Western Media Publishing Corporation	100%